UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 22, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Epizyme, Inc.

File Nos. 1-35945; 333-187982; and 333-193569

CF# 37361

Epizyme, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to the Forms listed below.

Based on representations by Epizyme, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	Form	Filed on	Through
10.1	10-Q	May 8, 2018	March 23, 2022
10.22	10-K	March 9, 2016	March 23, 2022
10.37	10-K	March 12, 2015	March 23, 2022
10.28	S-1	January 27, 2014	March 23, 2022
10.30	S-1/A	January 28, 2014	March 23, 2022
10.3	10-Q	May 14, 2014	March 23, 2022
10.1	8-K	April 22, 2014	March 23, 2022
10.2	8-K	April 22, 2014	March 23, 2022
10.11	S-1	April 18, 2013	March 23, 2022
10.19	S-1	April 18, 2013	March 23, 2022
10.21	S-1	April 18, 2013	March 23, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary